[redacted]

SECU[barcode] 08028483 SION

Washington, D.C.

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FEB 29 2008

Washington, DC
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SEC FILE NUMBER
8- 14953

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AON Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E.Randolph Street,Floor 5
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lawrence (312)381-3430 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Lawrence
Signature

Controller and Financial Operations Principal
Title

Lois E Gibbs
Notary Public

OFFICIAL SEAL
LOIS E. GIBBS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 01/20/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities Corporation

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2007

Aon Securities Corporation
Consolidated Financial Statements and Supplemental Information
Year ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Stockholders
Aon Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Aon Securities Corporation (the Company) as of December 31, 2007, and the related consolidated statements of income, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Securities Corporation at December 31, 2007, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 27, 2008

0802-0917875

Aon Securities Corporation
Consolidated Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	15,882,184
Receivables from affiliates		33,176,015
Cash segregated for regulatory purposes		115,905
Interest receivable		51,068
Prepaid expenses and other assets		9,987
Fixed assets, at cost (net of accumulated depreciation of $2,817)		1,201
Total Assets	$	49,236,360
Liabilities and Stockholders' Equity		
Liabilities		
Payable to affiliates	$	2,380,174
Accounts payable and accrued expenses		114,520
Total Liabilities		2,494,694
Stockholders' Equity		
Common stock, no par value; 200 shares authorized; 110 shares issued and outstanding		11,000
Additional paid-in capital		3,560,000
Retained earnings		43,170,666
Total Stockholders' Equity		46,741,666
Total Liabilities and Stockholders' Equity	$	49,236,360

See notes to consolidated financial statements.

Aon Securities Corporation
Consolidated Statement of Income
Year ended December 31, 2007

Revenues	
Advisory and other fees	$ 6,078,102
Underwriting fees	4,419,020
Interest (net of $202,814 of interest expense)	2,199,568
Commissions and distribution fees	718,889
Net trading gains	149,282
Total Revenues	13,564,861
Expenses	
Compensation and benefits	199,229
Premise and equipment	110,154
Clearing fees	77,844
Legal fees	63,984
Management services	59,938
Licensing and registration	52,952
Consulting and professional services	38,551
General and administrative	15,335
Travel and entertainment	970
Total Expenses	618,957
Income Before Income Taxes	12,945,904
Income tax expense, current	5,136,936
Net Income	$ 7,808,968

See notes to consolidated financial statements.

Aon Securities Corporation
Consolidated Statement of Changes in Subordinated Borrowings
Year ended December 31, 2007

Beginning Balance	$	—
Increases		74,000,000
Decreases		(74,000,000)
Ending Balance	$	—

Aon Securities Corporation
Consolidated Statement of Changes in Stockholders' Equity
Year ended December 31, 2007

	Common stock	Additional paid - in capital	Retained earnings	Total
Beginning Balance	$ 11,000	$ 3,560,000	$ 35,361,698	$ 38,932,698
Net Income	—	—	7,808,968	7,808,968
Ending Balance	$ 11,000	$ 3,560,000	$ 43,170,666	$ 46,741,666

Aon Securities Corporation
Consolidated Statement of Cash Flows
Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 7,808,968
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	764
Changes in operating assets and liabilities:	
Receivables from affiliates	(2,947,197)
Fees receivable	3,530,726
Interest receivable	(16,080)
Prepaid expenses and other assets	(3,620)
Payable to affiliates	(1,014,087)
Accounts payable and accrued expenses	(23,710)
Net cash provided by operating activities	7,335,764
Cash flows from investing activities	
Purchase of furniture and equipment	(1,965)
Net cash used in investing activities	(1,965)
Increase in cash and cash equivalents	7,333,799
Cash and cash equivalents at beginning of year	8,548,385
Cash and cash equivalents at end of year	$ 15,882,184

No income tax payments were made by the Company in 2007. Income taxes of $3,348,651 were settled during 2007 through a reduction of receivable from affiliates.

See notes to consolidated financial statements.

Aon Securities Corporation
Notes to Consolidated Financial Statements

1. Organization and Operations

Aon Securities Corporation (the Company), a New York Corporation, is a subsidiary of Aon Corporation (Aon) and a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), the Ontario Securities Commission (OSC), the Municipal Securities Regulatory Board (MSRB) and all fifty states securities commissions. The Company is jointly owned by Aon (91%) and Aon Group, Inc. (9%).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, catastrophe equity put options, industry loss warrants, private placements, and asset backed securities and financial advisory services. The Company's investment banking activities are conducted under the name of Aon Capital Markets.

The Company's broker-dealer activities include selling variable products, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

Aon Annuity and Insurance Services (AAIS), a wholly owned subsidiary, is a licensed insurance agency domiciled in the State of California. The Company sells insurance products through AAIS.

The Company clears its insurance-linked securities transactions on a fully disclosed basis through Bear Stearns Securities Corp and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Revenue Recognition

Underwriting fees from securities offerings and related advisory fees are recorded when earned. Commission revenues representing sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record are recorded when earned.

Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received which is not materially different from amounts earned. Interest income is recorded on an accrual basis.

2. Significant Accounting Policies (continued)

Cash Equivalents

The Company considers its investment in money market funds to be a cash equivalent.

Fixed Assets

Fixed assets include computer equipment, which are recorded at cost and depreciated using the straight-line method over the useful lives of the assets.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of AAIS. All significant inter-company balances and transactions have been eliminated in the consolidation.

Uncertain Tax Positions

Aon Securities Corp adopted the provisions of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 clarified the accounting for uncertainty in income taxes which are recognized in a company's financial statements in accordance with Statement No. 109. FIN 48 prescribes recognition and measurement provisions for a tax position taken, or expected to be taken, in a company's tax return. As a result of the implementation of FIN 48, Aon Securities Corp did not recognize any adjustments in the liability for unrecognized tax benefits. See Note 4 for further discussion of the effect of adopting FIN 48 on the Company's financial statements.

2. Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurement. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of FAS 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the consolidated statement of income.

3. Cash Segregated for Regulatory Purposes

Cash of $115,905 has been segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Income Taxes

The Company is included in Aon's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. In accordance with a tax sharing agreement between Aon and the Company, federal and state income taxes have been provided for as if the Company was filing separate returns. The difference between the statutory rate of 35% and the Company's effective rate of 40% is due to state income taxes.

As described in Note 2, the Company adopted FIN 48 on January 1, 2007. There was no effect of adopting FIN 48 to the Company's financial statements.

The Company had zero unrecognized tax benefits at January 1, 2007 and December 31, 2007. Aon Securities Corp does not expect the unrecognized tax positions to change significantly over the next twelve months.

The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income taxes.

4. Income Taxes (continued)

All U.S. federal income tax matters for years through 2004 are substantially concluded. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2002.

5. Related Party Transactions

The Company has entered into a master note agreement with Aon under which certain intercompany transactions between the Company and Aon are funded and repaid. The note has a balance of $32,089,359 at December 31, 2007 and accrues interest at a variable rate (4.70% at December 31, 2007). The note, including accrued interest, is due and payable on demand. During 2007, the Company earned interest of $1,495,709 on the note.

The Company executed two temporary subordinated loan agreements with Aon to fund firm commitment underwritings. The Company paid $194,123 of interest to Aon during 2007 related to temporary subordinated loan agreements. There was no balance outstanding on the subordinated loan as of December 31, 2007.

The Company also incurs and allocates certain operating expenses to its affiliates. Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying consolidated statement of income.

The Company also incurs certain general operating expenses which are allocated by affiliates. The Company incurred allocated expenses of $114,599 during 2007 that are reported in the accompanying consolidated statement of income.

During 2007, the Company earned $37,356 in 12b-1 fees (based on a selling agreement between the Company and Citibank) on Citifunds money market fund accounts that are used as a cash investment vehicle by affiliates within Aon Corporation.

During 2007, the Company earned $1,000,000 in advisory and other fees from services rendered to an affiliated company.

6. Net Capital and Other Requirements

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, net capital was $9,892,921 which was $9,503,365 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.59 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of the net capital rule of the SEC.

Supplemental Information

Aon Securities Corporation
Schedule 1 - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Stockholders' equity	$	46,741,666
Deductions and charges		
Receivables from affiliates		33,176,015
Prepaid expenses and other assets		9,987
Fixed assets		1,201
Current year tax liability previously settled with Aon Corporation through a reduction of receivable from affiliate		3,348,651
		36,535,854
Haircuts on securities		
Money market fund		312,586
Foreign currency		305
		312,891
Net capital	$	9,892,921

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2007 Focus Part II filing.

Aon Securities Corporation
Schedule 2 - Computation of Basic Net Capital
Requirement and Computation of Aggregate Indebtedness
December 31, 2007

Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	389,556
Excess net capital	$	9,503,365
Excess net capital at 1,000% (net capital less 10%, of total aggregate indebtedness)	$	9,308,586
Total liabilities from statement of financial condition	$	2,494,694
Add:		
Current year tax liability previously settled with Aon Corporation through a reduction of recievable from affiliate		3,348,651
Drafts for immediate credit		—
Market value of securities borrowed for which its equivalent value is paid or credited		—
Other unrecorded amounts		—
Deduct: Adjustment based on deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	5,843,345
Percentage of aggregate indebtedness to net capital		59.1%

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2007 Focus Part II filing.

Aon Securities Corporation
Schedule 3 - Computation of Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Credit Balances:

Market value of short securities and credit balances over 30 Days	$	99,199
Excess of total credits over total debits	$	99,199
Reserve requirement - 105% of excess total credits over total debits	$	104,158
Amount held on deposit in "Reserve Bank Account"	$	115,905

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2007 Focus Part II filing.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders
Aon Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Aon Securities Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers (other than to hold unclaimed interest of customers which are offset with funds deposited in a Reserve Bank Account), we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 27, 2008

0802-0917875

END